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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            VARITRONIC SYSTEMS, INC.
                            ------------------------
                           (NAME OF SUBJECT COMPANY)

                              VSI ACQUISITION CO.
                                BRADY USA, INC.
                                 W.H. BRADY CO.
                            ------------------------
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                            ------------------------
                        (TITLES OF CLASS OF SECURITIES)

                                  922247-10-1
                            ------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                DONALD P. DELUCA
                                W. H. BRADY CO.
                            6555 WEST GOOD HOPE ROAD
                           MILWAUKEE, WISCONSIN 53223
                                 (414) 358-6600
                            ------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                    Copy to:

                            CONRAD G. GOODKIND, ESQ.
                                QUARLES & BRADY
                           411 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 277-5000
                            ------------------------

                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
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                 $43,977,413                                       $8,796*

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 * For purposes of calculating fee only. This amount assumes the purchase of
   2,512,995 shares of Common Stock, par value $.01, of the Subject Company (consisting of 2,319,495 shares currently outstanding plus an additional 193,500 shares issuable upon exercise of options) at $17.50 in cash per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50 of one percentum of the value of the shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:      NOT APPLICABLE      FILING PARTY:
FORM OF REGISTRATION NO.:                        DATE FILED:

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

Cusip No. 104674-10-6
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 1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person
       VSI Acquisition Co.
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 2  Check the Appropriate Box if a Member of a Group*
                                                                          (a)/X/
                                                                          (b)/ /
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 3  SEC Use Only
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 4  Sources of Funds*
                WC (from Parent)
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 5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)                                                             / /
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 6  Citizenship or Place of Organization
                Minnesota
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 7  Aggregate Amount Beneficially Owned by Each Reporting Person
                -0-
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 8  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares*    / /
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 9  Percent of Class Represented by Amount in Row (7)
                0%
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10  Type of Reporting Person*
                CO
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* See Instructions Before Filling Out!

Cusip No. 104674-10-6
--------------------------------------------------------------------------------
 1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person
       Brady USA, Inc.
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 2  Check the Appropriate Box if a Member of a Group*
                                                                          (a)/X/
                                                                          (b)/ /
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 3  SEC Use Only
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 4  Sources of Funds*
                WC (from Parent)
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 5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)                                                             / /
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
                Wisconsin
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 7  Aggregate Amount Beneficially Owned by Each Reporting Person
                -0-
--------------------------------------------------------------------------------
 8  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares*    / /
--------------------------------------------------------------------------------
 9  Percent of Class Represented by Amount in Row (7)
                0%
--------------------------------------------------------------------------------
10  Type of Reporting Person*
                CO
--------------------------------------------------------------------------------

* See instructions before filling out!

Cusip No. 104674-10-6
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 1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person
       W.H. Brady Co.
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group*
                                                                          (a)/X/
                                                                          (b)/ /
--------------------------------------------------------------------------------
 3  SEC Use Only
--------------------------------------------------------------------------------
 4  Sources of Funds*
                WC
--------------------------------------------------------------------------------
 5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)                                                             / /
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
                Wisconsin
--------------------------------------------------------------------------------
 7  Aggregate Amount Beneficially Owned by Each Reporting Person
                -0-
--------------------------------------------------------------------------------
 8  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares*    / /
--------------------------------------------------------------------------------
 9  Percent of Class Represented by Amount in Row (7)
                0%
--------------------------------------------------------------------------------
10  Type of Reporting Person*
                CO
--------------------------------------------------------------------------------

* See Instructions Before Filling Out!

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Varitronic Systems, Inc., a Minnesota corporation (the "Company"). The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase, dated February 29, 1996 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) hereto and is incorporated by reference.

     (b) This Statement relates to a tender offer by VSI Acquisition Co., a Minnesota corporation (the "Offeror") and a wholly-owned subsidiary of Brady USA, Inc., a Wisconsin corporation ("BUSA") which is a wholly-owned subsidiary of W. H. Brady Co., a Wisconsin corporation ("Brady"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at a purchase price of $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, a copy of which is filed as Exhibit
(a)(2) hereto and is incorporated herein by reference. The Offer to Purchase and Letter of Transmittal together constitute the "Offer." The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(f) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror") of the Offer to Purchase is incorporated herein by reference. During the past five years, neither the Offeror, BUSA, Brady, nor any of the persons enumerated in General Instructions to Schedule 14D-1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(c) The information set forth in the Introduction and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth in the Introduction and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 ("Effect of the Offer on Market for Shares, Nasdaq Listing and Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information contained in Items 7 and 9 of the cover pages hereto is incorporated herein by reference. The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 9 ("Certain Information Concerning the Parent, BUSA and the Offeror") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a holder of Common Stock of the Company whether to sell, tender or hold securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION

     (a) Not applicable.

     (b)-(c) The information set forth in Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on Market for Shares, Nasdaq Listing and Registration Under the Exchange Act"), Section 10 ("Source and Amount of Funds") and Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), and are incorporated herein by reference in their entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase, dated February 29, 1996.

     (a)(2) Letter of Transmittal, dated February 29, 1996.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Text of Press Release, dated February 27, 1996.

     (a)(8) Summary Advertisement, dated February 29, 1996

     (b) Not Applicable.

     (c)(1) Agreement and Plan of Merger, dated as of February 27, 1996, among the Company, VSI Acquisition Co., BUSA, and Brady.

     (c)(2) Engagement Letter, dated February 27, 1996, by and among Robert W. Baird & Co. Incorporated and Brady.

     (d) Not Applicable.

     (e) Not Applicable.

     (f) Not Applicable.

     (g) Not Applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 1996

                                          VSI ACQUISITION CO.

                                          By:        /s/ DONALD P. DELUCA

                                            ------------------------------------

                                          BRADY USA, INC.

                                          By:        /s/ DONALD P. DELUCA

                                            ------------------------------------

                                          W. H. BRADY CO.

                                          By:        /s/ DONALD P. DELUCA

                                            ------------------------------------

                                 EXHIBIT INDEX

                                                                                            PAGE
EXHIBIT NO.                                                                                NUMBER
-----------                                                                                ------
   (a)(1)      Offer to Purchase, dated February 29, 1996.
   (a)(2)      Letter of Transmittal, dated February 29, 1996.
   (a)(3)      Notice of Guaranteed Delivery.
   (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.
   (a)(5)      Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (a)(6)      Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
   (a)(7)      Text of Press Release, dated February 27, 1996.
   (a)(8)      Summary Advertisement, dated February 29, 1996.
      (b)      Not Applicable.
   (c)(1)      Agreement and Plan of Merger, dated as of February 27, 1996, among the
               Company, VSI Acquisition Co., BUSA, and Brady.
   (c)(2)      Engagement Letter, dated February 27, 1996 by and among Robert W. Baird &
               Co. Incorporated and Brady.
      (d)      Not Applicable.
      (e)      Not Applicable.
      (f)      Not Applicable.

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